Mail Stop 3561

June 6, 2007

Gameznflix, Inc.
Arthur De Joya-Chief Financial Officer
1535 Blackjack Road
Franklin, Kentucky 42134

>   **Re: Gameznflix, Inc.**
>   **Form 10-KSB for the year ended December 31, 2006**
>   **Filed March, 29, 2007**
>   **File No. 000-29113**

Dear Mr. De Joya:

        We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 7- Management Discussion and Analysis

Liquidity and Capital Resources

1. We note that your auditors issued a going concern opinion for the 2004 and 2003 fiscal years. However, there were no disclosures as to how the prior uncertainty was alleviated. Further, your losses and operating cash flow deficiencies have significantly increased from period to period. In this regard, please tell us whether there was uncertainty regarding the ability to continue as a going concern as of the date of each reports issuance and, if so, how the uncertainty was alleviated. See paragraph 11 of SAS 59.

2. Please revise your filing to include a monthly burn rate analysis for the 2007 fiscal year, which details your upcoming expenditures, the amount of financing needed to achieve your spending levels and your plan to cover your costs should you not be able to obtain adequate financing.

Item 8- Financial Statements

Consolidated Statements of Operations

3. As amortization of DVD and video game libraries directly relate to the cost you incur to provide your rental service and earn rental revenues, we believe you should revise your classification of those costs to include them as a component of your measure of gross profit. Please revise as appropriate.

Notes to the Consolidated Financial Statements

4. Please tell us your accounting method for amounts due under Section A (5) (a) of your Circuit City agreement and the amounts earned by them for each of the fiscal years that a Statement of Operations is presented.

Significant Accounting Policies

Impairment of Long-Lived Assets

5. Based on your disclosures, it is not clear whether you performed an impairment analysis during the 2006 fiscal year. In light of the fact that you have incurred significant losses and operating cash flow deficits, we believe that an impairment analysis should have been completed in accordance with paragraphs 16 through 21 of SFAS 144. Please tell us the last date as of which you performed a SFAS 144 impairment analysis and supplementaly tell us the key assumptions used,

including explanations as to why such assumptions were reasonable and supportable. Please be detailed in your response.

Revenue Recognition

6. You state that refunds to subscribers are recorded as a reduction of revenue. Please tell us your refund policy and explain to us the circumstances under which you would issue a refund for subscription revenue you previously determined was earned and recognizable.

Note 2- Note Receivable

7. According to your Form 10-QSB, the $770,000 note receivable, which you disclose as being due in January 2007, is still outstanding as of March 31, 2007. However, your year-end financial statements, which were issued in February 2007, do not disclose subsequent extension of maturity nor provide an allowance for impairment. In this regard, please tell us the status of the note receivable and explain how you determined it was collectible at year-end and quarter-end.

Note 7- Convertible Debenture

8. Please provide us with your EITF 00-19 and 00-27 analysis. Further, in your analysis, please specifically address the fact that, since the conversion price is based on the lesser of $.20 or 82% of the average of the lowest volume weighted average prices during the 20 trading days prior to the debt holders election to coverts such unpaid balances, you would not have sufficient authorized shares upon conversion of the debt should the stock price drop dramatically as also noted within the disclosures of risks related to financing arrangements. Therefore, it appears that settlement with shares is not within your control and liability classification is required. For guidance, see paragraphs 19 through 24 of EITF 00-19.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk at (202) 551-3380 if you have questions regarding the financial statements or related matters. Please call me at (202) 551-3211 if you have any other questions.

Regards,

David R. Humphrey
Branch Chief